SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 000-50073
                                                        CUSIP Number 090643 10 7

                           NOTIFICATION OF LATE FILING

                                  (Check One):

|_| Form 10-K   |_| Form 11-K    |_| Form 20-F    |X| Form 10-Q
|_| Form 10-D   |_| Form N-SAR   |_| Form N-CSR

For Period Ended: June 30, 2005

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I- Registrant Information

Full Name of Registrant: Bionovo, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 2200 Powell Street, Suite 675

City, State and Zip Code: Emeryville, California 94608


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Part II - Rule 12b-25(b)and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company's Quarterly Report on Form 10-QSB for the fiscal period ended June 30, 2005 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection and compilation of certain information required to be included in the Form 10-QSB. The Company's Quarterly Report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.


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Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

      James Stapleton                  (510)                     601-2000
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           (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                             |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant is a development stage company. In 2005, the Registrant commenced more substantial operations, and as a result total operating expenses have increased to an estimated $690,000 and $1,945,000 for the three and six months ended June 30, 2005, respectively, from approximately $37,000 and $92,000 in the corresponding periods in 2004. Expenses have increased primarily as a result of increased research and development relating to the development of our drug candidates and increased general and administrative expenses relating to increased fees of legal and other advisors in connection with our private equity capital raises and increased personnel costs in 2005.

      As a development stage company, the Registrant has not yet generated any significant revenues, which have decreased to an estimated $3,750 and $7,500 in the three and six months ended June 30, 2005, respectively, from approximately $15,000 and $27,000 in the three and six month periods ended June 30, 2004, respectively. Our earnings per share is estimated to decrease to a net loss of $0.02 and $0.06 per share for the three and six months ended June 30, 2005 from a net loss of $0.00 in the corresponding prior year periods.


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                                  BIONOVO, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 15, 2005                By:   /s/ James Stapleton
                                            -----------------------
                                            James Stapleton
                                            Chief Financial Officer


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